Exhibit 12

                         THE BEAR STEARNS COMPANIES INC.
 COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                        (IN THOUSANDS, EXCEPT FOR RATIO)

                                    (Unaudited)
                                   Three Months       Fiscal Year      Fiscal Year     Fiscal Year     Fiscal Year      Fiscal Year
                                       Ended             Ended            Ended            Ended          Ended            Ended
                                September 26, 1997   June 30, 1997    June 30, 1996    June 30, 1995   June 30, 1994   June 30, 1993
                                ------------------   -------------    -------------    -------------   -------------   -------------
Earnings before taxes on income       $267,138         $1,013,690        $834,926         $388,082        $642,799        $614,398

Add:Fixed Charges
    Interest                           816,915          2,551,364       1,981,171        1,678,515       1,023,866         710,086
    Interest factor in rents             7,231             26,516          25,672           24,594          21,772          20,084
                                    ----------         ----------      ----------       ----------      ----------      ----------
Total fixed charges                    824,146          2,577,880       2,006,843        1,703,109       1,045,638         730,170

Earnings before fixed charges and
  taxes on income                   $1,091,284         $3,591,570      $2,841,769       $2,091,191      $1,688,437      $1,344,568
                                    ==========         ==========      ==========       ==========      ==========      ==========

Preferred stock dividends            $   5,925             23,890          24,493           25,137          24,667           7,225

Ratio of income before provision for
  income taxes to net income*             165%               165%            170%             161%            166%            170%
                                    ----------         ----------      ----------       ----------      ----------      ----------
Preferred dividend factor on pretax
  basis                                  9,793             39,484          41,680           40,543          40,975          12,247

Total fixed charges and preferred
  dividends                           $833,939         $2,617,364      $2,048,523       $1,743,653      $1,086,613        $742,417
                                    ==========         ==========      ==========       ==========      ==========      ==========

Ratio of earnings to fixed charges
  and preferred stock dividends            1.3                1.4             1.4              1.2             1.6             1.8
                                    ==========         ==========      ==========       ==========      ==========      ==========



* Represents income before provision for income taxes divided by net income, which adjusts dividends on preferred stock to a pre-tax basis.